Principal Global Investors, LLC 801 Grand Avenue, Des Moines, IA 50309 800-553-1390 tel www.principalglobal.com

June 12, 2017

Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Global Investors, LLC intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Blue Chip Fund - Class T	$10,000	523.2860
Global Diversified Income Fund - Class T	$10,000	717.8750
High Yield Fund - Class T	$10,000	1,344.0860
Preferred Securities Fund - Class T	$10,000	965.2510
Short-Term Income - Class T	$10,000	819.6720

Each share of the Blue Chip Fund has a par value of $0.01 and a price of $19.11 per share. Each share of the Global Diversified Income Fund has a par value of $0.01 and a price of $13.93 per share. Each share of the High Yield Fund has a par value of $0.01 and a price of $7.44 per share. Each share of the Preferred Securities Fund has a par value of $0.01 and a price of $10.36 per share. Each share of the Short-Term Income Fund has a par value of $0.01 and a price of $12.20 per share. In connection with such purchase, Principal Global Investors, LLC represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL GLOBAL INVESTORS, LLC

BY ____/s/ Adam U. Shaikh_________________
Adam U. Shaikh
Counsel